Ecology Coatings, Inc.
2701 Cambridge Court, Suite 100
Auburn Hills, MI  48326

December 9, 2009

Pamela A. Long/Andrew Schoeffler/Hagem Ganem
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ecology Coatings, Inc.
Request for Withdrawal of Pre-Effective Amendment No. 3 to
Registration Statement on Form S-1 filed as filing type “S-1/A”
(File No. 333-91436)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ecology Coatings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement on Form S-1, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 23, 2009 as filing type “S-1/A” (the “Pre-Effective Amendment”).

The Pre-Effective Amendment’s financial statements did not encompass the period through the end of FY 2009 (September 30, 2009) and contains an incorrect file number.  Accordingly, the Company is requesting that the Pre-Effective Amendment be immediately withdrawn.  As discussed with the Staff, the Registrant will file a Pre-Effective amendment with FY 2009 financial statements.

The Registrant confirms that no securities have been sold in connection with the Pre-Effective Amendment.

We appreciate your assistance and should you need any additional information, please feel free to contact me.

Very truly yours

Daniel Iannotti
VP, General Counsel & Secretary

Dan.Iannotti@ecologycoatings.com